BP 4/10



03054237

STATES
HANGE COMMISSION
, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

May, Davis Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway , 27th Floor
(No. and Street)

New York	**New York**	**10271**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Owen May **(212) 417-8118**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Owen May**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **May, Davis Group Inc.**, as of **December 31**, 20 **02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA ZINGALLI
Notary Public, State of New York
No. 01ZI4819102
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 30, 2006

Signature

Chairman
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAY DAVIS GROUP, INC.

DECEMBER 31, 2002

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
May Davis Group, Inc.

We have audited the accompanying statement of financial condition of May Davis Group, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Davis group, Inc. at December 31, 2002 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2003

MAY DAVIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents	$	285,294
Due from clearing organization and other broker-dealers		22,415
Commissions receivable		41,864
Securities owned, at market value		128
Deposit with clearing organization		125,000
Receivable from officers		451,612
Prepaid expenses and other assets		82,773
Secured demand notes		35,000
Securities owned, not readily marketable, at estimated fair value		50,000
Receivable from employees		10,571
Furniture and equipment (net of accumulated depreciation of $5,200)		4,646
TOTAL ASSETS	$	1,109,303

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	207,585
Commissions payable		34,213
Loan payable		24,750
Interest payable		18,566
TOTAL LIABILITIES		285,114
Commitments and contingencies		
Subordinated borrowings		338,500
Secured demand notes payable		35,000
Stockholder's equity		
Preferred stock, $100 par value, 1,000 shares authorized, 200 outstanding		41,250
Common stock, class A, par value $0.001, 50,000 shares authorized, 2,295 outstanding		1
Common stock, class B, par value $0.001, 49,000 shares authorized, 1,230 outstanding		-
Paid-in capital		1,256,476
Deficit		(371,038)
		926,689
Less: Treasury Stock		(476,000)
Total Stockholder's Equity		450,689
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,109,303

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
WTC recovery grant	$ 300,000
Commissions	1,749,400
Investment banking fees	246,402
Interest and dividend income	45,175
Insurance reimbursement	439,196
Other income	5,889
Total Revenues	2,786,062
Expenses:	
Employee compensation and related expenses	1,287,177
Clearance and execution	287,932
Customer settlements	243,358
Communications	139,541
Occupancy	155,712
Travel and entertainment	68,862
Professional fees	172,230
Insurance	25,184
Office supplies and expenses	25,932
Depreciation	2,400
Regulatory and registration fees	80,124
Interest expense	42,450
Other expenses	32,256
Total Expenses	2,563,158
Net loss	$ 222,904

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balances at January 1, 2002	$ 41,250	$ 1	$ 1,256,476	$ (593,942)	$ (376,000)	$ 327,785
Treasury stock	-	-	-	-	(100,000)	327,785
Net loss	-	-	-	222,904	-	222,904
Balances at December 31, 2002	$ 41,250	$ 1	$ 1,256,476	$ (371,038)	$ (476,000)	$ 878,474

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	$	398,500
Repayments of subordinated notes		
Subordinated borrowings at December 31, 2002	$	398,500

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2002
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	222,904
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,400
Changes in operating assets and liabilities:		
Decrease in receivable from clearing organization		297,138
Decrease in deposit with clearing organization		50,000
(Increase) in commissions receivable		(41,864)
(Increase) in securities owned, at market value		(128)
Decrease in other receivable		71,362
(Increase) in receivable from employees		(3,571)
(Increase) in receivable from officers		(288,101)
(Increase) in prepaid expenses and other assets		(17,338)
(Decrease) in accounts payable and accrued expenses		(82,903)
(Decrease) in commissions payable		(43,905)
Increase in interest payable		18,566
Total adjustments		(38,344)
NET CASH PROVIDED BY OPERATING ACTIVITIES		184,560
CASH FLOWS FROM FINANCING ACTIVITIES:		
Treasury stock purchase		(100,000)
CASH USED BY FINANCING ACTIVITIES		(100,000)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(5,846)
CASH USED BY INVESTING ACTIVITIES		(5,846)
NET INCREASE IN CASH		78,714
CASH		
Beginning of year		206,580
End of year	$	285,294
SUPPLEMENTAL CASH FLOW INFORMATION		
Income tax payments	$	5,005
Interest payments	$	8,500

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

May Davis Group, Inc. (the "Company"), is a securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealer, Inc.

The Company operates as a "general securities introducing broker" executing trades primarily for retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer ("clearance agent") on a fully disclosed basis (See Note 3).

As a result of terrorist attacks on the World Trade Center on September 11, 2001, the Company experienced a severe disruption of business, as well as significant property loss. The Company received $150,000 during 2001 and $459,000 during 2002 as a recovery for business interruption and loss of assets. Additionally in 2002 the Company received World Trade Center Grants of $300,000. The attacks caused the temporary relocation of the Company's employees from its offices located in the World Trade Center to temporary space at 120 Broadway, New York, New York. In December 2002 the Company signed a new lease and has relocated to 14 Wall Street.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

MAY DAVIS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the income or loss from operations.

Revenue Recognition

Commission revenue and related expense are recorded on a settlement date basis. Revenues and expenses would not be materially affected if reported on a trade date basis.

Investment banking fees arise from the Company's participation in securities selling groups are recorded on the settlement date.

NOTE 3- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2002, consist of the following:

		Receivable
Deposit with clearing broker	$	125,000
Commissions receivable		41,864
Other receivable		22,415
	$	189,279

MAY DAVIS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 4- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2002 consists of the following:

	Current	Deferred	Total
Federal	$ 68,000	$ (68,000)	$ -
State and local	38,000	(38,000)	-
	$ 106,000	$ (106,000)	$ -

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. At December 31, 2002, the Company had a net operating loss carry forward of approximately $354,000 which will expire in the years 2012 through 2021. These losses may be used to offset future taxable income.

At December 31, 2002, the Company had recorded a deferred tax asset of $108,000 resulting primarily from net operating loss carry forwards. A valuation allowance of $108,000 has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS

NOTE 5- SUBORDINATED BORROWINGS

At December 31, 2002, the Company had borrowings of $338,500 which were unconditionally subordinated to all claims of general creditors pursuant to written agreements. Two agreements in the amount of $29,250 each, were effective on June 27, 1995, and matured on June 30, 2002, at which time they were renewed. A third agreement in the amount of $280,000 effective on February 22, 2000, is scheduled to mature on March 30, 2003.

The two $29,250 loans are interest bearing at the rate of 10% per annum, and the third loan is at 8% per annum. The subordinatd borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6- SECURED DEMAND NOTES

At December 31, 2002, the Company had a collateralized demand note of $35,000 pursuant to a written agreement which matured on June 30, 2002 and was renewed. The loan bears interest at a rate of 10% per annum. The borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

NOTE 7- LOANS PAYABLE

The Company borrowed money from several unrelated parties which borrowings are non-interest bearing and have no specific payment terms.

NOTE 8- COMMITMENTS AND CONTINGENCIES

Leases

The Company lost the use of its former New York City office in September 2001 (See Note 1). There was no lease commitment for the temporary space occupied by the Company during 2002. The Company does have an operating lease for office space in Baltimore which expires April 30, 2003. The lease is increased based on the consumer price index for all urban consumers, U.S. City average. Rent expense for the year ended December 31, 2002 was $155,712. Future minimum payments required as of December 31, 2002 over the term of the current lease are as follows:

December 31,	Minimum lease payments
2002	$ 11,584

Litigation

The Company and a current employee are defendants in a complaint relating to securities transactions with a customer. The allegations are being vigorously defended by management who believes, after consultation with outside legal counsel, that there will be no material adverse effect on the financial condition of the Company.

MAY DAVIS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 9- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $218,740, which was $118,740 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.303 to 1.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- TREASURY STOCK

During 2002 the Company repurchased preferred stock for the treasury from a stockholder of the Company for $100,000.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

MAY DAVIS GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:				
Stockholders' equity			$	450,689
Add: Allowable subordinated borrowings	$	338,500		
Secured demand notes		35,000		
				373,500
Less non-allowable assets and deductions:				
Aged receivable from Dain		3,018		
Receivable from officers		451,612		
Secured owned, not readily marketable at estimated fair value		50,000		
Secured demand note deficiency		277		
Receivable from employees		10,571		
Furniture and equipment, net		4,646		
Prepaid expenses and other assets		82,773		
				602,897
Net capital before haircuts				221,292
Less: Haircuts on securities positions				2,552
NET CAPITAL			$	218,740
TOTAL AGGREGATE INDEBTEDNESS			$	285,114
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)			$	19,008
MINIMUM NET CAPITAL REQUIRED			$	100,000
EXCESS NET CAPITAL ($218,740 - $100,000)			$	118,740
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	285,114		
NET CAPITAL	$	218,740		130.34%

MAY DAVIS GROUP, INC.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)			$	283,851
Audit adjustments resulting in a:				
decrease in stockholders' equity	$	(142,775)		
decrease in non-allowable assets		77,951		
increase in haircuts		(287)		(65,111)
NET CAPITAL, per audit			$	218,740

MAY DAVIS GROUP, INC.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 under section (k)(2)(ii) and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

MAY DAVIS GROUP, INC.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2002

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholders of
May Davis Group, Inc.
New York, New York

In planning and performing our audit of the financial statements of May Davis Group, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

May Davis Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of May Davis Group, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

In addition, our review indicated that May Davis Group, Inc. was in compliance with conditions of exemption from rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2001 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2003

MAY DAVIS GROUP, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2002
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC ACCOUNTANT